1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 16, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/03/11:	The Company and other network service providers jointly invest in AUG East submarine cable construction (increase in investment amount)
99.2	Announcement on 2026/03/12:	Purchase of Renewable Energy from Taiwan Smart Electricity & Energy Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company and other network service providers jointly invest in AUG East submarine cable construction (increase in investment amount)

Date of events:2026/03/11

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): AUG East submarine cable
2.
Date of occurrence of the event: 2026/03/11
3.
Date of the board of directors resolution: NA
4.
Other approval date: 2026/03/11
5.
Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

The total cost of the submarine cable will be shared by all parties of AUG East consortium based on their investment proportion. The Company's investment will exceed NT$2.9 billion, with an increase of approximately NT$0.502 billion.

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): The supplier of the AUG East submarine cable are NEC and others.
7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: In accordance with the payment schedule of the Supply Contract signed by AUG East consortium and the suppliers and the Construction and Maintenance Agreement signed by all parties.
11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: Inviting international major suppliers to run an open bid process, and the AUG East Consortium decided the bid winner after its tender evaluation
12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A

18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: To increase international transmission bandwidth and diversify cable routes, thereby optimizing telecom services for customers
24.
Any dissenting opinions of directors to the present transaction: None
25.
Whether the counterparty of the current transaction is a related party: No
26.
Date of ratification by supervisors or approval by the audit committee: NA
27.
The transaction is to acquire a real property or right-of-use asset from a related party: No
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: 2025/07/17
31.
Any other matters that need to be specified: None

EXHIBIT 99.2

Purchase of Renewable Energy from Taiwan Smart Electricity & Energy Co., Ltd.

Date of events:2026/03/12

Contents:

1.
Date of occurrence of the event: 2026/03/12
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

The Company aims to achieve the goals of reducing carbon emissions by 50% and ensuring 100% renewable energy usage in IDC data centers by 2030, as well as meeting RE100 by 2040 and reaching net-zero emissions by 2045.

6.
Countermeasures:

Purchase renewable energy from Taiwan Smart Electricity & Energy Co., Ltd., acquiring an offshore wind power installed capacity of 23 MW for a period of at least 30 years.

7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None